Exhibit (h)(14)

MANAGEMENT FEE WAIVER AGREEMENT WITH RESPECT TO JPMORGAN PORTFOLIOS

MANAGEMENT FEE WAIVER AGREEMENT, effective as of May 18, 2017 (“Agreement”), by and between Brighthouse Investment Advisers, LLC, (the “Adviser”) and Brighthouse Funds Trust I, (the “Trust”) on behalf of each of its JPMorgan Global Active Allocation Portfolio, JPMorgan Core Bond Portfolio and JPMorgan Small Cap Value Portfolio series (each, a “Portfolio,” and collectively, the “Portfolios”).

WHEREAS, the Trust is a Delaware statutory trust organized under the Agreement and Declaration of Trust, and is registered under the Investment Company Act of 1940, as amended, as an open-end management company of the series type, and each Portfolio is a series of the Trust;

WHEREAS, the Trust (then known as Met Investors Series Trust) and the Adviser (then known as Met Investors Advisory Corp.) have entered into a Management Agreement dated December 8, 2000, each as amended from time to time (each, a “Management Agreement”) pursuant to which the Adviser provides investment management services to each Portfolio for compensation based on the value of the average daily net assets of each Portfolio;

WHEREAS, the Trust and the Adviser desire to modify the compensation payable to the Adviser by the Portfolios under the Management Agreements for the period during which the fee is payable under the J.P. Morgan Subadvisory Agreements dated as of April 16, 2012, January 7, 2013 and April 29, 2013, as amended from time to time (the “Subadvisory Agreements”) is reduced by the waiver described in the amendment to the Subadvisory Agreements, dated [May    ], 2017 (the “JPMIM Waiver”).

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the Trust and the Adviser hereby agree as follows:

1.	The Adviser shall waive such portion of the management fee payable to it under the applicable Management Agreement relating to each Portfolio as is necessary to reduce the total management fee of the Portfolio by an amount equal to the amount by which the subadvisory fee payable by the Adviser to J.P. Morgan Investment Management Inc. with respect to the Portfolio under applicable Subadvisory Agreement is reduced by the waiver described in the Subadvisory Agreement.

2.	This Agreement shall become effective as of the first business day of the month in which the Department of Labor’s “Fiduciary Rule” becomes applicable (the “Effective Date”) and shall remain in full force and effect until the earlier of (i) the termination of the JPMIM Waiver and (ii) the mutual agreement of the Adviser and the Board of Trustees of the Trust.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first written above.

BRIGHTHOUSE FUNDS TRUST I on behalf of the Portfolios		BRIGHTHOUSE INVESTMENT ADVISERS, LLC

By:	/s/ Peter Duffy	By:	/s/ Kristi Slavin
Name:	Peter Duffy	Name:	Kristi Slavin
Title:	Treasurer	Title:	President